06011525

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH, D.C. 213

February 28, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 1, 2006	Stock Exchange Announcement – Result of Extraordinary General Meeting
February 1, 2006	Stock Exchange Announcement – Executive Incentive Plan Award
February 7, 2006	Stock Exchange Announcement – Block Listing Interim Review
February 27, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAR 0 9 2006
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

3/9

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-98.doc
T: 031506

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

REG-Electrocomponents Result of EGM

RNS Number:7792X
Electrocomponents PLC
01 February 2006

Electrocomponents Plc - Extraordinary General Meeting

Electrocomponents Plc announces that both of the resolutions set out in the Notice of Meeting dated 16th January 2006 were passed by shareholders at today's Extraordinary General Meeting. The resolutions concerned the approval of new long-term incentive plans.

Copies of the resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000.

Carmelina Carfora
Company Secretary

1 February 2006

END

REGTBMATMMJMBPF

REG-Electrocomponents Director/PDMR Shareholding

RNS Number:7830X
Electrocomponents PLC
01 February 2006

Electrocomponents Plc - Executive Incentive Plan Award

Electrocomponents Plc (the 'Company') announces that the following one-off conditional award of ordinary shares of 10p each in the Company ('Shares') was made to the Executive Directors of the Company following the approval of the Executive Incentive Plan by shareholders at today's Extraordinary General Meeting:

Ian Mason (Chief Executive)	800,000 Shares
Simon Boddie (Finance Director)	400,000 Shares

No consideration is payable for the award.

The award will vest in full if the Profit Before Tax in the 2008/09 financial year is £155m or above. 20% of the award will vest if PBT is £130m, and the award will vest on a straight line pro-rata basis inbetween these levels.

In addition, for any of the award to vest, the Company's Return on Capital Employed must be at least 25% in the 2008/09 financial year.

Details of the proposed awards and the performance targets were set out in the shareholder circular accompanying the Notice of Meeting sent to shareholders on 16 January 2006.

The Company has been notified of this transaction in accordance with s324 of the Companies Act 1985 and the FSA Disclosure Rules 3.1.2 R.

Carmelina Carfora
Group Company Secretary

1 February 2006

END

RDSSSUFIFSMSELE

REG-Electrocomponents Blocklisting Interim Review

RNS Number:0595Y
Electrocomponents PLC
07 February 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3 February 2006

Name of applicant: Electrocomponents plc
Name of scheme: International Savings Related Share Option Scheme
Period of return: From: 01.08.05 To: 31.01.06
Balance under scheme from previous return: 138,726
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil
Number of securities issued/allotted under scheme during period: Nil
Balance under scheme not yet issued/allotted at end of period: 138,726
Number and class of securities originally listed and the date of admission: Ordinary Shares of 10p each:
500,000 - RA/Electrocomponents/00003/0002
Total number of securities in issue at the end of the period: 435,276,125

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford
OX4 2BH
Telephone number of contact: 01865 207493

SIGNED BY ______________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

Telephone number of contact: 01865 207493

SIGNED BY ______________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3 February 2006

Name of applicant:		Electrocomponents plc		
Name of scheme:		Savings Related Share Option Scheme		
Period of return:	From:	01.08.05	To:	31.01.06
Balance under scheme from previous return:	559,756			
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	Nil			
Number of securities issued/allotted under scheme during period:	Nil			
Balance under scheme not yet issued/allotted at end of period	559,756			
Number and class of securities originally listed and the date of admission	Ordinary Shares of 10p each:			

1,000,000 - RA/Electrocomponents/0004/01

500,000 - GB0003096442

Total number of securities in issue at the end of the period 435,276,125

Name of contact: Amanda Evans

Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH

Telephone number of contact: 01865 207493

SIGNED BY ______________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3 February 2006

Name of applicant: Electrocomponents plc

Name of scheme: US Employee Stock Purchase Plan

Period of return: From: 01.08.05 To: 31.01.06

Balance under scheme from previous return: 214,283

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: 17,054

Balance under scheme not yet issued/allotted at end of period: 197,229

Number and class of securities originally listed and the date of admission: Ordinary Shares of 10p each: 250,000 - GB0003096442

Total number of securities in issue at the end of the period: 435,276,125

Name of contact: Amanda Evans

Address of contact: IMC, 5000, Oxford Business Park South, Oxford OX4 2BH

Telephone number of contact: 01865 207493

SIGNED BY ______________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3 February 2006

Name of applicant: Electrocomponents plc
Name of scheme: 1988 Executive Share Option Scheme
Period of return: From: 01.08.05 To: 31.01.06
Balance under scheme from previous return: 478,091
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil
Number of securities issued/allotted under scheme during period: Nil
Balance under scheme not yet issued/allotted at end of period: 478,091
Number and class of securities originally listed and the date of admission: Ordinary Shares of 10p each:
1,000,000 - RA/Electrocomponents/00004/001
Total number of securities in issue at the end of the period: 435,276,125

Name of contact: Amanda Evans
Address of contact: IMC, 5000, Oxford Business Park South, Oxford
OX4 2BH
Telephone number of contact: 01865 207493

SIGNED BY ______________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Electrocomponents plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

BLRILFIEFIIDIIR

REG-Electrocomponents Holding(s) in Company

RNS Number:9958Y
Electrocomponents PLC
27 February 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on 27th February 2006 (dated 24th February 2006) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 38,647,085 Ordinary shares of Electrocomponents PLC representing a total of 8.8788% of the total issued share capital of the Company, which represents a notifiable interest in the share capital of the Company.

Registered Holder	Number of Shares	% held
Bank of New York, London	670,860	0.1541
JP Morgan Chase Bank, London	35,908,033	8.2495
Citibank NA, London	244,700	0.0562
HSBC Bank, London	456,940	0.1050
Northern Trust, Luxemborg	98,300	0.0226
Royal Trust Corp. of Canada, London	282,149	0.0648
State Street Bank, London	986,103	0.2265
TOTAL	38,647,085	8.8788

CARMELINA CARFORA
Group Company Secretary
27th February 2006

END

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